EXHIBIT 12.1

VALASSIS COMMUNICATIONS, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Three Months Ended March 31,		Year Ended December 31,
(in thousands of U.S. dollars)	2011	2010	2010	2009	2008	2007	2006
Fixed charges:
Interest expense	$9,775	$20,156	$64,904	$87,041	$98,903	$93,779	$19,862	(a)
Portion of rent expense representative of interest	2,260	2,294	9,174	9,513	10,419	8,967	2,900

Total fixed charges	$12,035	$22,450	$74,078	$96,554	$109,322	$102,746	$22,762

Earnings (Loss):
Earnings (loss) before income taxes	$34,707	$524,364	$632,655	$110,943	$(215,837)	$79,996	$74,674
Fixed charges per above	12,035	22,450	74,078	96,554	109,322	102,746	22,762

Total earnings (loss)	$46,742	$546,814	$706,733	$207,497	$(106,515)	$182,742	$97,436

Ratio of earnings to fixed charges	3.88	24.36	9.54	2.15	(b)	1.78	4.28

(a)	Excludes $13,751 of interest expense for premiums and losses on swap and swaption contracts. These contracts are unrelated to our indebtedness.

(b)	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $215.8 million.